SINOBIOPHARMA, INC.
8 ZHONGTIAN ROAD, NANTONG CITY
JIANGSU PROVINCE, CHINA 226009

February 17, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Sinobiopharma, Inc.
       Form 10-K for the Fiscal Year ended March 31, 2009
       File No. 333-144910

Dear Mr. Rosenberg:

Sinobiopharma, Inc. (the “Company”) is in receipt of the staff's letter of comment dated January 29, 2010 on the above-referenced filings. Set forth below are the Company's responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

Report of Independent Registered Public Accounting Firm, page F-21

1.
Your auditors are located in Colorado; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:

a.
Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

RESPONSE: Our auditor, Schumacher & Associates, has responded to Staff’s comments in Exhibit A attached hereto.

b.
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China. Also, explain how the May 31, 2009 and 2008 audits were performed, particularly the testing of accounts receivable and observation of inventories.

RESPONSE:   Our auditor, Schumacher & Associates, has responded to Staff’s comments in Exhibit A attached hereto.

*                    *                      *

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Xinjie Mu
Xinjie Mu
Chief Financial Officer
cc: Greg Sichenzia

Exhibit A

SCHUMACHER AND ASSOCIATES,  INC.
7931 South Broadway, #314
Littleton, CO  80122
303-619-1604

February 3, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Dear Mr. Rosenberg:

We received a copy of your letter dated January 29, 2010 related to the Sinobiopharma, Inc. Form 10-K for the Fiscal Year Ended May 31, 2009.  (File No. 333-144910)

This letter is in response to the questions in your letter.

With respect to the audit for the year ended May 31, 2008 we performed audit procedures on site in China including but not limited to test interim inventory counts, asset verification, internal control evaluation and accounting system documentation. With respect to the audit for the year ended May 31, 2009, after having become familiar with the accounting records and procedures we were able to perform audit procedures from the USA.  For the May 31, 2009 audit all accounting records and documentation were forwarded to us so that we could perform the audit for that year without going to China.

With respect to accounts receivable confirmations, we contracted with Jiangsu Zhiming Attorney  an independent law firm in China to perform, under our direction, the clerical functions of controlling the mailing of confirmations. We performed all the audit functions related to accounts receivable.

With respect to inventory, we contracted with Nantong Xintian CPA Co. LTD an accounting firm in China to perform observations and test counts of the inventory for both years.  We gave them specific instructions regarding the test counting.  When we were in China for the audit for May 31, 2008 we again looked at the inventory and reviewed in detail the inventory controls and procedures.  We do not know if the firm is PCAOB registered.  Since they were under our direction and due to the limited services they were providing we did not believe that they needed to be PCAOB registered.   Securities and Exchange Commission Release 34-47990; File No. PCAOB-2003-03  indicates that routine observations of inventory test counts would not require PCAOB registration.  With respect to these limited procedures provided by the independent contractor, we satisfied ourselves as to the effectiveness of the counting procedures used by reviewing their program, recomputed calculations submitted on a test basis and made inquiries of them regarding their procedures.  We reviewed their work in the same manner we would review the work of our staff.  We also obtained a letter from them confirming their independence.  We took responsibility for their work in the same manner as we do with our staff after thoroughly reviewing the information they submitted to us.

We took responsibility for the limited work of the independent contractors and did not mention them in our report.  Since the services performed by them did not constitute anywhere close to the majority of audit procedures necessary, we believe their registration with the PCAOB is not required.

If you have any further questions please do not hesitate to let us know.

Sincerely,

/s/SCHUMACHER AND ASSOCIATES, INC.

SCHUMACHER AND ASSOCIATES, INC.